EXHIBIT 1

From the desk of Carlos Rodriguez

Dear Associates,

As you know, integrity is an integral part of our culture here at ADP. It is everything when it comes to serving clients, representing ourselves to external stakeholders, and working with each other.
It is with that in mind that I wanted you to know of a press release we just issued, which addresses false and misleading claims that have been put forward by Pershing Square in advance of our Annual Meeting of Stockholders next Tuesday, November 7.
In our five-page press release, we strongly reject false and reckless claims that have been made by Pershing Square and its leader, Bill Ackman. That’s because we believe it’s important to set the record straight for investors who will be casting their votes prior to and during the annual meeting. You can read the announcement here.
Also today, we issued an open letter to shareowners, where we encourage them to enable us to continue to succeed by re-electing our current Board of Directors. It is that board that has been proactive and diligent in helping to set the path we are on. The letter was published in today’s Wall Street Journal, and you can view it here.
As we move closer to the meeting, I will continue to keep you posted on new developments, as appropriate.
Thank you, once again, for your relentless focus on serving our clients during these potentially distracting times.
Carlos